AMARC RESOURCES LTD. SIX MONTHS ENDED SEPTEMBER 30, 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

AMARC RESOURCES LTD. SIX MONTHS ENDED SEPTEMBER 30, 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

1.1          Date

This Management Discussion and Analysis ("MD&A") should be read in conjunction with the audited financial statements of Amarc Resources Ltd. ("Amarc", or the "Company") for the period ended September 30, 2004.

This MD&A is prepared as of November 25, 2004. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

1.2          Overview

Amarc Resources Ltd. ("Amarc" or the "Company") is a mineral exploration company. In fiscal 2004, the Company assembled a capable and experienced exploration team to focus its efforts toward making major new mineral deposit discoveries in British Columbia. This team continues to assess properties in order to assemble a portfolio of key projects, and plan and implement field surveys on high priority targets.

GBR Property

In May 2004, Amarc entered into an option agreement with the Iskut North Syndicate to acquire a 100% interest in the GBR (previously known as Wolverine) property, located on the Golden Bear Road about 40 kilometres northwest of Telegraph Creek, British Columbia.

Amarc can acquire its interest in the property by making staged cash payments, totalling $225,000, and issuing 450,000 common shares over four years, to the Iskut River Syndicate. The first option payment of $15,000 and 30,000 shares has been made. The property is also subject to a 2% net smelter royalty ("NSR"), which Amarc, at its option, can purchase for $2.0 million.

Amarc staked additional claims, bringing the property to 13 contiguous mineral claims covering an area of 6,400 hectares.

Previous exploration activities on the GBR property have identified large copper and gold soil geochemical anomalies. Amarc began a first phase exploration program in June, consisting of geological mapping, approximately 62 line kilometres of geochemical grids and 47 line kilometres of ground (induced polarization and magnetometer) geophysical surveys.

Results of the programs are being reviewed.

AMARC RESOURCES LTD. SIX MONTHS ENDED SEPTEMBER 30, 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

Spius Creek Property

In July 2004, the Company entered into an option agreement with two arm's-length parties to acquire a 100% interest in the Spius gold-copper porphyry property. The property is located near the town of Merritt in the Nicola region of south-central British Columbia.

Amarc can acquire a 100% interest in the Spius Creek property by making staged cash payments, totaling $35,000, and issuing 80,000 common shares over three years. The property is also subject to a 2% NSR, which Amarc, at its option, can purchase for $2.0 million. The first option payment of 10,000 shares has been made.

Geologic reconnaissance surveys were performed over the property and the results of these surveys are being reviewed.

Buck Property

The 4,750-hectare Buck property, located 20 kilometres south of Houston, British Columbia, lies on the west side of a Tertiary volcanic complex in a geological environment permissive for precious metals deposits transitional between porphyry and epithermal systems. Induced polarization surveys have identified two high contrast anomalies.

In July 2004, Amarc entered into an option agreement whereby GMD Resources Ltd. ("GMD") can earn a 50% interest in the Buck claims. To earn its interest, GMD must issue 100,000 units comprised of 100,000 common shares of GMD at a deemed price of $0.05 per share and 100,000 two-year share purchase warrants, exercisable at $0.10 per share in the first year and $0.15 per share in the second year. GMD must also incur exploration expenditures totalling $500,000 over five years, with a minimum annual expenditure of $100,000.

Crystal, Orr, Jim, Hook and Sky Properties

The Company owns an additional package of five properties, totalling 13,000 hectares, in the Cariboo region of British Columbia. The geological setting consists of Mesozoic Nicola Group volcanic and sedimentary rocks in the vicinity of Triassic and Jurassic intrusive plugs and stocks - a setting known to be prospective for porphyry gold-copper occurrences. The target areas are defined by airborne magnetometer geophysical anomalies. Preliminary ground surveys, consisting of geological mapping, geochemical sampling and geophysical surveys, were carried out in May and June.

Subsequent to the end of the fiscal quarter, reconnaissance drilling was performed on the Orr, Hook and Crystal properties to characterize a number of geophysical anomalies present on the properties. Assay results of core samples are pending at this time.

Bonanza Property

Amarc has signed a Letter of Intent to enter into an option agreement with Candorado Operating Co. Ltd. ("Candorado"), an arm's length party, which owns an option to acquire 100% of the Bonanza property

AMARC RESOURCES LTD. SIX MONTHS ENDED SEPTEMBER 30, 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

from the underlying owners, subject to a 2% Net Smelter Royalty that can be purchased for $2 million. Amarc can acquire 51% of the optionor's position by expending $125,000 in exploration work. After Amarc earns its 51%, the parties can form a joint venture to fund ongoing exploration of the property. The Joint Venture would be required to pay $92,500 and 450,000 shares to the underlying owners of the property over the next two years. The share payments would be indexed to the relative JV positions of Amarc and Candorado as well as the share price of Candorado. The obligations of the parties are subject to execution of definitive agreements.

The property is underlain by Triassic Stuhini volcanic and sedimentary rocks. Historical exploration work on a portion of the property comprised soil sampling, magnetic surveys, induced polarization surveys, trenching and 640 metres of diamond drilling. Intermittent copper and gold values were encountered in the historical trenching and drilling. Subsequent to the fiscal quarter, the Company performed soil sampling, magnetometer and induced polarization surveys on the property. Results are pending.

Witch Property

During the fiscal quarter, the Company concluded an agreement with an arm's length party to acquire a 100% interest in the Witch porphyry gold-copper property. The property, comprising approximately 4,600 hectares, is located in the Witch Lake/Chuchi Lake region, approximately 80 kilometres north-northwest of Fort St. James, British Columbia.

Exploration work performed by previous owners includes soil sampling, magnetometer surveys, induced polarization surveys, trenching and mapping. Several anomalous areas were outlined, some of which received historical drilling. Anomalous copper values over discontinuous intervals were encountered in the drilling. Prospective areas of the property remain to be tested by geophysics, and untested targets remain to be drilled.

Subsequent to the end of the fiscal quarter, Amarc staked an additional 36,350 hectares in the Witch Lake region, over areas prospective for porphyry gold-copper targets. These prospective areas are being explored using induced polarization and magnetometer techniques and anomalous zones are being drill tested to determine their geologic character.

Natlan Property

Subsequent to the fiscal quarter, the Company entered into a Letter of Intent with an arm's length party to enter into an option agreement to acquire the Natlan gold property located near Hazelton in west-central British Columbia. The Letter of Intent proposes that the Company enter into an Agreement to purchase 100% of the claims by making staged payments totalling $500,000 over 5 years. The purchase is subject to a 2% Net Smelter Royalty that can be purchased by the Company for $2 million.

The Natlan property is located 25 kilometres northeast of Hazelton, B.C. The property features a gold (and associated indicator elements) geochemical anomaly in an area of Early Jurassic to Late Cretaceous Bowser Lake Group sedimentary rocks, intruded by late Cretaceous Bulkley plutonic rocks. Amarc has performed a soil geochemical survey on the property. Results are pending.

AMARC RESOURCES LTD. SIX MONTHS ENDED SEPTEMBER 30, 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

Other Properties

The Inde Property is located in Durango State, Mexico. Gold mineralization at Inde occurs in tabular massive sulphide replacement bodies, situated at or near the contact of limestone country rocks and later intrusive rocks. The Company acquired the property in late 2001, and carried out geological mapping and diamond drilling programs in the following year. Although some interesting mineralization was intersected, the drilling mainly encountered stoped-out areas from previous mining.

Amarc owns three of the Inde mineral concessions and two others are held under an option to purchase agreement with Comercializadora y Arrendadora Parral, S.A. de C.V. ("the Parral Concessions"). In the third fiscal quarter of 2004, Amarc optioned the Inde Project to Minera Bugambilias, S.A. de C.V. ("Bugambilias"). Bugambilias can earn up to a 70% interest in the Inde Project by exercising two options. Under the First Option, Bugambilias can earn a 51% interest by incurring $2.2 million in expenditures on the property within three years, of which $100,000 must be spent in the first year, a further $500,000 in the second year and a further $1.6 million in the third year. Bugambilias must also make option payments on the Parral Concessions to keep the property in good standing for the first year. Alternately, Bugambilias could earn its 51% interest by extinguishing all of the option payments, totaling US$4 million, on the Parral Concessions. Bugambilias can exercise the Second Option and earn an additional 19% interest in the Inde Project by making a further US$2 million in expenditures or by having an internationally recognized third party engineering firm complete an industry standard feasibility study on the project within three years, or by extinguishing a 4% net smelter royalty on the Parral Concessions.

Amarc also has a 5% net profits interest ("NPI") in the 46 mineral claims comprising the Ana Property in the Yukon, and a 2.5% NPI in a mineral lease comprising the Mann Lake Property in Saskatchewan. At the present time, the Company has no active exploration programs, nor does it plan to undertake any new programs, on these properties.

Market Trends

Copper prices continue to be strong after reaching a 15 year high of US$1.47 per pound in mid-October, and have averaged US$1.27 per pound in the year to date. The gold price has also increased, continuing an overall uptrend in 2004. The average gold price for the first six months of 2004 was US$399 per ounce whereas it has averaged approximately US$405 per ounce over the year to mid-November.

AMARC RESOURCES LTD. SIX MONTHS ENDED SEPTEMBER 30, 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

1.3          Selected Annual Information

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and are expressed in Canadian dollars.

	As at March 31	As at March 31	As at March 31
	2004	2003	2002
Current assets	$14,053,400	$871,881	$2,467,427
Mineral properties	73,929	-	-
Other assets	60,188	147,225	90,991
Total assets	14,187,517	1,019,106	2,558,418

Current liabilities	182,759	256,001	221,320
Shareholders' equity	14,004,758	763,105	2,337,098
Total shareholders' equity & liabilities	14,187,517	1,019,106	2,558,418

Working capital	13,870,641	615,880	2,246,107

	Year ended	Year ended	Year ended
	March 31 2004	March 31 2003	March 31 2002
Expenses
Conference and travel	$33,404	$12,157	$73,266
Depreciation	17,037	20,750	4,052
Consulting	79,964	73,697	110,971
Exploration	460,252	405,330	3,735,839
Legal, accounting and audit	53,913	158,814	178,908
Office and administration	28,468	107,304	79,820
Salaries and benefits	140,619	272,965	110,766
Shareholder communication	21,495	126,193	20,552
Trust and filing	43,915	11,550	11,843
Foreign exchange loss (gain)	9,621	64,609	(1,580)
Gain on disposal of equipment	-	-	(2,907)
Government grants	-	-	(387,880)
Interest income	(74,590)	(4,963)	(47,032)
Write down of marketable securities	-	581,010	-
Subtotal	814,098	1,829,416	3,886,618
Stock-based compensation	407,363	5,805	-
Loss (gain) on sale of marketable securities	(2,052,596)	19,500	-
Net income (loss) for the period	$831,135	$(1,854,721)	$(3,886,618)

Basic and diluted income (loss) per share	$0.04	$(0.12)	$(3.73)

Weighted average number of common shares outstanding	21,421,096	15,170,448	1,041,233

AMARC RESOURCES LTD. SIX MONTHS ENDED SEPTEMBER 30, 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

1.4          Results of Operations

Expenses in the second quarter of fiscal 2005, excluding stock-based compensation, foreign exchange, and interest increased to $1,368,725, as compared to $646,728 in the first quarter of fiscal 2005 and $90,961 in the second quarter of fiscal 2004. Exploration expenses, excluding stock-based compensation, for the quarter ended September 30, 2004 were $1,187,470 as compared to $544,473 for the first quarter of fiscal 2005 and $12,872 in the second quarter of fiscal 2004.

Exploration costs increased in the second quarter of fiscal 2005 compared to the same quarter of 2004. Under the BC Initiative many properties have been reviewed and followed up by field programs in the second quarter of fiscal 2005, whereas there were no active programs underway during the same quarter in the previous fiscal year. The main exploration expenditure during the quarter was wages for geological work (2005 - $636,326; 2004 - $2,232). Other exploration costs were (2005 - $297,934; 2004 - $5,864) for site activities and (2005 - $103,426; 2004 - $280) for assay and analysis.

Interest income decreased to $58,566 from $72,666 in the previous quarter due to a decrease in funds on deposit. This was the result of the increase in exploration spending.

Legal, accounting and audit increased by $2,740 to $15,460 from $12,720 in the previous quarter primarily due to an increase in legal fees associated with property acquisition agreements. Office and administration costs increased by $3,442 to $13,286 from $9,844 in the previous quarter. Salaries and benefits increased by $28,494 to $79,286 from $50,792 in the previous quarter due to increased additional management activities associated with property acquisitions during the quarter. Shareholder communication expenditures increased by $23,136 to $35,021 from $11,885 in the previous quarter.

AMARC RESOURCES LTD. SIX MONTHS ENDED SEPTEMBER 30, 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

1.5          Summary of Quarterly Results

Expressed in thousands of Canadian dollars, except per-share amounts. Small differences are due to rounding.

	Sep 30	June 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31
	2004	2004	2004	2003	2003	2003	2003	2002
Current assets	$12,620	$13,647	$14,053	$9,451	$745	$840	$872	$387
Other assets	295	302	134	64	68	73	147	152
Total assets	12,915	13,948	14,188	9,515	813	913	1,019	538

Current liabilities	389	189	183	337	215	220	256	261
Shareholders' equity	12,526	13,759	14,005	9,177	598	693	763	277
Total shareholders' equity and
liabilities	12,915	13,948	14,188	9,515	813	913	1,019	538

Working capital	12,231	13,458	13,870	9,114	530	620	616	126

Expenses
Conference and travel	-	2	4	29	-	-	1	2
Depreciation	4	3	3	5	4	4	4	5
Consulting	17	5	(5)	66	6	12	18	16
Exploration	1,187	544	397	44	13	7	(1,220)	198
Legal, accounting and audit	30	13	26	9	9	10	32	58
Office and administration	13	10	(12)	11	10	20	16	(80)
Salaries and benefits	79	51	36	45	37	22	28	43
Shareholder communication	35	12	14	1	6	1	2	85
Trust and filing	5	6	20	20	5	(1)	4	3
Subtotal	1,370	647	482	231	91	75	(1,114)	330
Foreign exchange loss (gain)	7	(2)	(2)	2	5	5	28	11
Governments grants	-	-	-	-	-	-	-	97
Interest income	(59)	(72)	(61)	(5)	(1)	(8)	-	-
Subtotal	1,318	573	419	228	95	72	(1,086)	438
Stock-based compensation	404	12	407	-	-	-	6	-
Write-down of marketable
securities	-	-	-	-	-	-	20	-
Gain on sale of marketable
securities	(20)	(46)	(1,698)	(354)	-	(1)	581	-
Net income (loss) for the
period	$(1,702)	$(539)	$872	$126	$(95)	$(71)	$479	$(438)

Basic and diluted net income
(loss) per share	$(0.04)	$(0.01)	$0.04	$0.01	$(0.01)	$(0.00)	$0.03	$(0.03)

Weighted average number of common
shares outstanding (thousands)	44,655	44,429	21,421	15,643	15,469	15,469	15,170	15,072

AMARC RESOURCES LTD. SIX MONTHS ENDED SEPTEMBER 30, 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

1.6          Liquidity

Historically the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. The Company has issued common share capital in each of the past few years, pursuant to private placement financings and the exercise of warrants and options. The Company's access to exploration financing when the financing is not transaction specific is always uncertain. There can be no assurance of continued access to significant equity funding.

At September 30, 2004, the Company had working capital of approximately $12.2 million, which is sufficient to fund its known commitments.

The Company has no long term debt, capital lease obligations, operating leases or any other long term obligations.

1.7          Capital Resources

The Company has commitments to spend approximately $3.8 million in qualifying Canadian exploration expenses prior to December 31, 2004, of which approximately $2.1 million had been expended to September 30, 2004, and the Company is planning to spend the required remaining balance by December 31, 2004.

The Company has no lines of credit or other sources of financing which have been arranged but are as yet unused.

The Company has no "Purchase Obligations" defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

1.8          Off-Balance Sheet Arrangements

None.

1.9          Transactions with Related Parties

Pursuant to an agreement dated December 31, 1996, Hunter Dickinson Inc. ("HDI") of Vancouver, British Columbia, a private company with certain directors in common with Amarc, carries out geological, exploration, corporate development, administration, and management services for, and incurs costs with third-party vendors on behalf of, Amarc on a full cost-recovery basis.

AMARC RESOURCES LTD. SIX MONTHS ENDED SEPTEMBER 30, 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

Costs for services rendered and costs incurred on behalf of Amarc by HDI were $436,900 in the second quarter of fiscal 2005, as compared to $325,916 in the previous quarter and $53,362 in the second quarter of fiscal 2004. The variances are due to the Company's increase in exploration activities.

Hunter Dickinson Group Inc. ("HDGI") is a private company with certain directors in common that provides consulting services at market rates to the Company. The Company paid $3,200 to HDGI in the second quarter of fiscal 2005, comparable to the previous quarter and the second quarter of fiscal 2004 when $3,200 was also paid.

United Mineral Services Ltd. ("UMS") is a private company owned by a director. During the year ended March 31, 2004, the Company acquired the 2,000 hectare RAD claims by paying the $8,000 staking cost which had been paid for by UMS and acquired the Buck claims by paying $65,929, the cost of staking the property and line cutting.

1.10         Fourth Quarter

Not applicable

1.11         Proposed Transactions

None.

1.12         Critical Accounting Estimates

Not required. The Company is a venture issuer.

1.13         Changes in Accounting Policies including Initial Adoption

None.

1.14         Financial Instruments and Other Instruments

None.

1.15         Other MD&A Requirements

1.15.1      Other MD&A Requirements

Additional information relating to the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

AMARC RESOURCES LTD. SIX MONTHS ENDED SEPTEMBER 30, 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15.2      Additional Disclosure for Venture Issuers without Significant Revenue

(a) capitalized or expensed exploration and development costs;

The required disclosure is presented in the notes to the consolidated financial statements.

(b) expensed research and development costs;

Not applicable.

(c) deferred development costs;

Not applicable.

(d) general and administration expenses; and

The required disclosure is presented in the consolidated statements of operations.

(e) any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d);

None.

AMARC RESOURCES LTD. SIX MONTHS ENDED SEPTEMBER 30, 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15.3      Disclosure of Outstanding Share Data

The following table details the share capital structure as at November 25, 2004, the date of this MD&A. These figures may be subject to minor accounting adjustments prior to presentation in future consolidated financial statements.

		Exercise
	Expiry date	price	Number	Number
Common shares				45,390,309

Share purchase options	December 20, 2004	$0.18	60,000
	May 9, 2005	0.17	7,000
	March 21, 2005	0.31	1,945,000
	March 21, 2005	0.36	25,500
	March 21, 2005	0.49	73,000
	March 21, 2006	0.60	2,046,000	4,156,500

Warrants	December 31, 2004	0.60	7,623,751
	March 9, 2005	0.85	2,000,000
	December 31, 2005	0.34	12,526,665	22,150,416

Certain of the above-noted warrants are subject to accelerated expiry provisions under certain conditions. Refer to the accompanying financial statements.